O’Melveny & Myers LLP 1301 Avenue of the Americas 17th Floor New York, NY 10019	T: +1 212-326-2000 F: +1 212-326-2061 omm.com

August 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Icon Energy Corp., Inc. Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of Icon Energy Corp., a foreign private issuer organized under the laws of the Republic of the Marshall Islands (the “Company”), we have confidentially submitted a draft Registration Statement on Form F-1 (the “Draft Registration Statement”) for non-public review by the staff of the U.S. Securities and Exchange Commission (the “Commission”). The Draft Registration Statement relates to the offer and sale, from time to time, by YA II PN, Ltd., a Cayman Islands exempt limited company, of the Company’s common shares.

The Draft Registration Statement is being submitted via EDGAR to the Commission for confidential non-public review pursuant to the procedures of the Commission. The Company confirms that it will publicly file its registration statement and nonpublic draft submission with respect to the proposed offering such that they are publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

The Company confirms that it is an “Emerging Growth Company” as defined in the Jumpstart Our Business Startups Act.

Should you have any questions regarding this letter or the Draft Registration Statement, please do not hesitate to contact the undersigned, Jeeho Lee, of O’Melveny & Myers LLP, counsel to the Company, at (212) 326-2266 or jeeholee@omm.com.

Sincerely,

/s/ Jeeho Lee
Jeeho Lee
O’Melveny & Myers LLP

cc:	Ismini Panagiotidi, Chief Executive Officer, Icon Energy Corp. Dennis Psachos, Chief Financial Officer, Icon Energy Corp.

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